Dechert LLP
1900 K Street, N.W.
Washington, DC 20006-1110
+1 202 261 3300 Main
+1 202 261 3333 Fax

Adam Teufel
Partner

adam.teufel@dechert.com
+1 202 261 3464 Direct
+1 202 261 3164 Fax

January 20, 2025

VIA EMAIL and EDGAR

Securities & Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Hashdex Nasdaq Crypto Index US ETF

Request for Withdrawal of Post-Effective Amendment No. 1 to Form S-1 Filed March 17, 2025 (SEC Accession No. 0001213900-25-024262/File No. 333-280990)

Ladies and Gentlemen:

On March 17, 2025, Hashdex Nasdaq Crypto Index US ETF (the “Trust”) filed Post-Effective Amendment No. 1 to Form S-1 (Commission File No. 333-280990) (the “Post-Effective Amendment”) with the Securities and Exchange Commission (the “Commission”). Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Company respectfully requests the immediate withdrawal of the Post-Effective Amendment and respectfully requests that the Commission consent thereto. Because the Post-Effective Amendment was not declared effective by the Commission, no offers or sales were made pursuant to the Post-Effective Amendment.

Effective January 20, 2026 (the “Transition Date”), the Trust’s pricing index will change from Nasdaq Crypto US Settlement Price Index (“NCIUSS”) to the Nasdaq CME Crypto Settlement Price Index (“NCIS”). The index transition is not expected to have any material effect because the methodology, index constituents and weightings of NCIUSS and NCIS will be the same on the Transition Date.

It is our understanding that this application for withdrawal of the Post-Effective Amendment will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Trust receives notice from the Commission that this application will not be granted. If you have any questions concerning the foregoing, please call me at (202) 261-3464. Thank you for your attention to this matter.

Securities & Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

January 20, 2026
Page 2

Sincerely,

/s/ Adam T. Teufel
Adam T. Teufel